Exhibit 2.1

[VANCO]

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of March     , 2005 (the “Effective Date”), between VANCO DIRECT USA, LLC, a Delaware Limited Liability Company (“Buyer” or “Vanco”), and UNIVERSAL ACCESS GLOBAL HOLDINGS INC., a Delaware corporation; UNIVERSAL ACCESS, INC., a Delaware corporation; UNIVERSAL ACCESS OF VIRGINIA, INC., a Virginia corporation; TRI-QUAD ENTERPRISES, INC., a Connecticut corporation; and UNIVERSAL ACCESS COMMUNICATIONS, INC., a Delaware corporation (collectively, “Sellers” or “Debtors” or individually, “Seller” or “Debtor”).

PRELIMINARY STATEMENTS:

1.                                       Sellers are engaged in the business of providing private line telecommunications and other related services to communications intensive customers (collectively, the “Business”).

2.                                       Sellers are the debtors and debtors in possession in In re: Universal Access Global Holdings Inc., et al., Case No. 04 B 28747 (Jointly Administered) (the “Chapter 11 Case”), pending in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, the Honorable Jack B. Schmetterer, presiding (the “Bankruptcy Court”).

3.                                       Sellers desire to sell to Buyer, and Buyer desires to purchase from Sellers, substantially all of the assets owned and used by Sellers in connection with the Business (other than those assets specifically excluded herein), all on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1                                 Definitions.  In this Agreement, the following terms have the meanings specified or referred to in this Section 1.1 and shall be equally applicable to both the singular and plural forms.  Any agreement referred to below shall mean such agreement, as amended, supplemented and modified from time to time to the extent permitted by the applicable provisions thereof and by this Agreement.

“Accounts Receivable” has the meaning specified in Section 2.1(f).

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly Controls, is Controlled by or is under common Control with such Person.

“Aggregate Monthly Circuits Cost” means the sum of the monthly cost of all of the circuits listed on Schedule 1.1.

“Agreement” has the meaning specified in the preamble.

“Allocation Schedule” has the meaning specified in Section 7.9.

“Assumed Liabilities” has the meaning specified in Section 2.5.

“Auction” has the meaning specified in Section 7.6(a).

“Bankruptcy Code” means the United States Bankruptcy Code, 11 U.S.C. § 101 et seq.

“Bankruptcy Court” has the meaning specified in the Preliminary Statements.

“Bidding Procedures Order” has the meaning specified in Section 7.6(a).

“Break-Up Fee” has the meaning specified in Section 7.6(a).

“Business” has the meaning specified in the Preliminary Statements.

“Business Day” means any day which is not a Saturday, Sunday or a statutory holiday in the State of Illinois.

“Buyer” has the meaning specified in the preamble.

“Carrier Contracts” means the Contracts of Sellers with carriers for live circuits servicing customers.

“Closing” means the closing of the (i) transfer of the Purchased Assets, other than the Non-Transferred Assets, from Sellers to Buyer and (ii) payment of the Purchase Price and assumption of the Assumed Liabilities by Buyer from Sellers.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contracts” has the meaning specified in Section 2.1(c).

“Contract MRC Shortfall” means the Monthly MRC Shortfall in respect of a Carrier Contract multiplied by the number of months (including fractional months) remaining in the term of the minimum revenue commitment in such Carrier Contract as of the Closing Date.

“Control” means the power, direct or indirect, to direct or cause the direction of the management and policies or a Person through voting securities, contract or otherwise.

“Creditor” has the meaning set forth in 11 U.S.C. § 101.

“Cure Amounts” has the meaning specified in Section 9.1(d).

“Deposit” has the meaning set forth in Section 3.1(a).

“Effective Date” has the meaning set forth in the preamble.

“Encumbrance” means any lien, claim, charge, security interest, encumbrance, mortgage, pledge, easement, option, right of first refusal, conditional sale or other title retention agreement, defect in title, covenant or other restrictions of any kind.  “Encumbrance” does not include any encumbrance that is not removable under Section 363(f) of the Bankruptcy Code.

“Equipment” has the meaning specified in Section 2.1(a).

“Excluded Assets” has the meaning specified in Section 2.2.

“Excluded Liabilities” has the meaning specified in Section 2.6.

“Executive Officer” means with respect to a corporation the president, chief executive officer, chief operating officer, chief financial officer, or their functional equivalents.

“Expenses” means any and all expenses incurred in connection with defending or asserting any claim, action, suit or proceeding incident to any matter indemnified against hereunder (including, without limitation, court filing fees, court costs, arbitration fees or costs, witness fees, and reasonable fees and disbursements of legal counsel).

“FCC” means the United States Federal Communications Commission.

“Federal Telecommunications Laws” means the Communications Act of 1934, as amended, including amendments made by the Telecommunications Act of 1996, 47 U.S.C. § 151 et seq., and the rules, regulations and orders of the FCC.

“Governmental Body” means any foreign, federal, state, local or other governmental authority or regulatory body.

“Incremental Bid Amount” has the meaning specified in Section 7.6(a).

“Initial Overbid Amount Requirement” has the meaning specified in Section 7.6(a).

“Intellectual Property” has the meaning specified in Section 2.1(e).

“Knowledge” means the actual knowledge of the Person, including, in the case of a corporation, knowledge attributed to the corporation based on the actual knowledge of its Executive Officers.

“Management Agreement” has the meaning specified in Section 8.2.

“Material Adverse Change” means any of the following events: (i) the revenues derived from the Contracts for any calendar month after January 2005 (minus the revenues derived during such month from customers who terminated their Contracts during such month) shall be less than 90% of $3,591,300, (ii) the termination by a customer or customers who accounted for more than 10% of the revenues derived from the Contracts in January 2005 of its or their business relationship with the Sellers, or (iii) the termination by a supplier or suppliers of its or their business relationship with the Sellers which would render Sellers unable to provide services to customers who account in the aggregate for more than 10% of the revenues under the Contracts.

“Monthly MRC Shortfall” means the MRC Shortfall for the full calendar month which ends immediately prior to the Closing Date or for the 30 days immediately prior to the Closing Date, whichever results in the larger MRC Shortfall.

“Motion” has the meaning specified in Section 7.6.

“MRC Shortfall” means the amount by which the minimum revenue commitment under a take or pay or other similar provision within any Carrier Contract exceeds the actual amount paid by the Sellers under such Carrier Contract that is counted toward such minimum revenue commitment under the terms of such Carrier Contract, accounting for any exceptional amounts so paid (if any) only to the extent provided for in such Carrier Contract.

“Non-Transferred Assets” has the meaning specified in Section 2.7.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or Governmental Body.

“Personal Property” has the meaning specified in Section 2.1(a).

“Purchase Price” has the meaning specified in Section 3.1(b).

“Purchased Assets” has the meaning specified in Section 2.1.

“Qualifying Bidder” has the meaning specified in Section 7.6(a).

“Real Property Leases” has the meaning specified in Section 2.1(b).

“Requirements of Laws” means any federal, state and local laws, statutes, regulations, rules, codes or ordinances enacted, adopted, issued or promulgated by any Governmental Body (including, without limitation, those pertaining to electrical, building, zoning, environmental and occupational safety and health requirements) or common law.

“Sale Approval Order” has the meaning specified in Section 7.6(b).

“Section 366 Order” means those Orders entered by the Bankruptcy Court in connection with the Motion of Debtors and Debtors-in-Possession for an Order Determining Adequate Assurance of Payment for Future Utility Services filed on August 19, 2004.

“Seller” and “Sellers” have the meanings specified in the preamble.

“Services Agreement” has the meaning specified in Section 2.4.

“State Regulatory Commission” means the agency, board, commission, department, or other instrumentality of a State, Territorial, District of Columbia, or Commonwealth government within or associated with the United States, having jurisdiction under that government’s laws to regulate the provision of intrastate telecommunications services.

“State Telecommunications Laws” means state statutes governing intrastate telecommunications in the States of the United States, the District of Columbia, and Territories and Commonwealths within or associated with the United States (the “States”), and the rules, regulations, and orders of the State Regulatory Commissions applicable to such intrastate telecommunications.

 “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means:

(i)                                     any federal, state or local net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, transfer, stamp, or environmental tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any governmental authority; and

(ii)                                  any liability for the payment of amounts with respect to payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation under any Tax sharing arrangement or Tax indemnity agreement.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

“Telecommunications Laws” means the Federal Telecommunications Laws and the State Telecommunications Laws.

“Transferred Employees” has the meaning specified in Section 8.1.

ARTICLE II
PURCHASE AND SALE

2.1                                 Purchased Assets.  Upon the terms and subject to the conditions of this Agreement, effective as of the Closing Date, Sellers shall sell, transfer, assign, convey and deliver to Buyer, and Buyer shall purchase from Sellers, free and clear of all Encumbrances, all right, title and interest of Sellers in, to and under the assets described in this Section 2.1 (herein referred to as the “Purchased Assets”):

(a)                            all tangible personal property of Sellers, including without limitation all machinery, equipment (including, without limitation, telecommunications equipment, computer equipment, routers, switches, concentrators, peripherals and related hardware) (“Equipment”), furniture, fixtures, leasehold improvements and all other fixed or tangible assets owned or leased under assumed Contracts, including, without limitation, those items described on Schedule 2.1(a) (collectively, the “Personal Property”), except those items to be retained by Sellers pursuant to Section 2.2 hereto;

(b)                                 all real property leases and subleases as set forth in Schedule 2.1(b), plus such other leases as the parties may agree to add after the Effective Date, but prior to Closing (the “Real Property Leases”);

(c)                                  all of Sellers’ rights in or under (i) all contracts with customers, all Carrier Contracts, and all software licenses, including without limitation those listed on Schedule 2.1(c)(i) and (ii) all contracts with carriers (other than Carrier Contracts), vendors, software developers and others and the equipment leases listed on Schedule 2.1(c)(ii), plus such other contracts as the parties may agree to add after the Effective Date, but prior to Closing (collectively, the “Contracts”) and all claims and causes of action thereunder;

(d)                                 all of Sellers’ rights in and to security and vendor deposits, prepayments and refunds existing with respect to the assumed and assigned Real Property Leases and Contracts, including, without limitation, those listed on Schedule 2.1(d), excluding any deposits addressed in the Section 366 Orders or held in the form of letters of credit;

(e)                                  all of Sellers’ intellectual property and intangible property, including without limitation all of Sellers’ (1) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, domain names, logos, symbols, trade dress, product configurations, assumed names, fictitious names, internet protocol addresses, trade names, indicia of origin, all applications and registrations for all of the foregoing, together with all goodwill associated with any of the foregoing and symbolized thereby, including all extensions, modifications and renewals of same; (2) inventions, discoveries and ideas, whether patentable or not, and all patents, registrations and applications therefore, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (3) confidential and proprietary information, trade secrets and know-how relating to the Business, including processes, schematics, databases, customer and other resource lists, formulae, drawings, prototypes, models, designs, and any confidential, secret or proprietary aspects of the Business, including, without limitation, marketing information, pricing arrangements with customers and suppliers or financial information relating to the Business; (4) computer software required to operate the “Lattis System” utilized by Sellers and all other proprietary computer software of Sellers, including, without limitation, all computer programs, object code, source code, user interface, databases and documentation; (5) rights in works of authorship, including databases and other compilations of information; and (6) other intellectual property or proprietary rights owned by Sellers including without limitation those utilized in, developed in connection with or material to the Business, including without limitation any of the foregoing listed on Schedule 2.1(e) (collectively, the “Intellectual Property”);

(f)                                    all accounts receivable of the Business relating to services or products to be supplied on or after the Closing Date, including all accounts receivable that have been billed by Sellers in advance for services or products that have not yet been provided prior to the Closing Date, together with any and all proceeds of any of the foregoing (collectively, the “Accounts Receivable”);

(g)                                 all of Sellers’ books of account, records, files (including those relating to customers and carriers), customer lists, invoices and similar financial books, records and information, employment records and files, and Sellers’ engineering and other technical books, papers, files and records (including all data and other information stored on discs, tapes, including back up tapes, or other media) relating to the Business;

(h)                                 all rights to enforce any and all agreements between Sellers and their respective employees relating to noncompetition, invention assignment, proprietary information and/or confidentiality; except that Seller shall retain any cause of action against any employee for damages to the extent of loss or damage suffered by Debtors or their estates on account of employee conduct occurring prior to the Closing Date;

(i)                                     all other rights of Sellers relating to the Business, including, without limitation, all goodwill relating to the Business;

(j)                                     all transferable permits and licenses;

(k)                                  all transferable phone, fax numbers, carrier identification codes;

(l)                                     all websites;

(m)                               all rights under warranties; and

(n)                                 all proceeds of insurance arising from damage to, destruction of or loss relating to the Purchased Assets or covering claims, if any, for which Buyer may have successor liability, provided, however, with respect to any successor liability claims, such proceeds shall be used solely either to satisfy such liability directly or, if Buyer or Debtors have already satisfied such a claim, to reimburse Buyer or Debtor to the extent of such satisfaction.

It is the intention of the parties that all assets of Sellers other than Excluded Assets are to be included in the sale hereunder.  Accordingly, if any asset of Sellers, which is not an Excluded Asset, is not transferred to Buyer at Closing, Sellers shall, at Buyer’s request, cause it to be transferred to Buyer for no additional consideration, subject to Bankruptcy Court approval, including assuming and assigning any executory contracts and unexpired leases.

2.2                                 Excluded Assets. Any provision herein to the contrary notwithstanding, the Purchased Assets shall not include any of the following assets (the “Excluded Assets”):

(a)                            all cash, cash equivalents or other funds of Sellers as of the Closing Date (other than those funds specifically described in Section 2.1(f));

(b)                           all rights of set off and recoupment, all actions under 11 U.S.C. §§ 544 through 550, and all counterclaims, offsets, defenses and denials against claims of creditors, and all rights and claims of Sellers, whether known or unknown, absolute or contingent, matured or unmatured, or otherwise, against third parties whether in tort, contract or otherwise, other than those relating to or arising under the Contracts (except to the extent necessary to set off against claims of Creditors or to recover damages against Debtors’ estates);

(c)                            all accounts receivable of the Business that related to services or products supplied prior to the Closing Date, including without limitation, claims against ComPath Communications, together with any and all proceeds of any of the foregoing; and

(d)                           those assets described on Schedule 2.2(d); Buyer may, in its sole discretion, at any time prior to Closing, move Personal Property, Real Property Leases and Contracts from Schedules 2.1(a), 2.1(b) and 2.1(c)(i) and (ii) to this Schedule after further due diligence; provided, however, that so moving any Personal Property, Real Property Leases or Contracts shall not result in any reduction of the Purchase Price.

2.3                                 Sellers’ Access to Records and Personnel.  Sellers, so long as any of them remain a debtor in a case under any chapter of the Bankruptcy Code, shall, at reasonable times and on reasonable notice, have access to all records and Transferred Employees for all actions that are reasonably necessary or reasonably proper to administer such case under the Bankruptcy Code.

2.4                                 Designation of Certain Carrier Contracts as Excluded Assets.  Sellers may, in their discretion, prior to the Closing Date, designate any of the Carrier Contracts under the AT&T Master Carrier Agreement dated as of June 19, 2001, including all Data Attachments, as amended, to become an Excluded Asset, meaning that Sellers shall have no obligation to assume it and assign it to Buyer.  Further, Sellers may, but only with Buyer’s consent, which may be withheld by Buyer, in its sole and absolute discretion, designate their Master Service Agreement dated June 30, 2004 with Level 3 Communications, LLC, to become an Excluded Asset, meaning that Sellers shall have no obligation to assume it and assign it to Buyer.  If a Contract is so designated in accordance with this Section 2.4, then:  (i) Sellers and Buyer shall enter into a services agreement substantially in the form attached hereto as Exhibit A (the “Services Agreement”); (ii) Sellers shall not reject such Contract for the lesser of (x) the term of the Services Agreement or (y) 120 days after the Closing Date; and (iii) Sellers shall, pending their assumption or rejection of the Contract, pay all undisputed post-petition charges arising under such Contract, provided that Buyer shall have no liability or obligation for charges arising under such Contract (except such liability to the Debtors as provided by the Services Agreement) unless and until the Debtors assume and assign or modify, assume and assign any such Contract to Buyer, in which event Buyer shall be responsible for such charges arising on or after the date of such assignment.  Buyer and Sellers shall cooperate and use best efforts to cause all customer traffic to be migrated as quickly as possible off of circuits which are the subject of such a Contract.  Reprovision of circuits under such a Contract shall be to carriers that meet industry standards for reliability.  To Sellers’ Knowledge, any circuit under a Carrier Contract that is designated as an Excluded Asset pursuant to this Section 2.4 can be reprovisioned on an alternative carrier’s network.  In the event that Buyer experiences any loss of customer revenue because a carrier terminates services under a Contract designated under this Section 2.4, then Seller shall reimburse Buyer for such revenue loss by an amount equal to the product of (i) the margin value of each terminated circuit as set forth in Schedule 2.4 and (ii) 48, up to a maximum amount of $1.2 million in the aggregate.  Costs of reprovisioning, including, without limitation, carrier installation, increased circuit costs, man time of Buyer and early termination liability under the Carrier Contracts shall be the responsibility of Sellers.  Nothing herein shall prohibit the Sellers from assuming and assigning or modifying, assuming and assigning to Buyer any Contract designated as an Excluded Asset under this Section 2.4 with the consent of Buyer, which consent may be withheld by Buyer in its sole and absolute discretion.

2.5                                 Assumed Liabilities.  Upon the terms and subject to the conditions of this Agreement, effective as of the Closing Date, Buyer shall assume and agree to discharge all of

Sellers’ obligations under the Contracts and the Real Property Leases, which are to be performed or which accrue after the Closing Date (the “Assumed Liabilities”).

2.6                                 Excluded Liabilities.  Notwithstanding anything to the contrary contained in this Agreement or otherwise, Buyer shall not assume or be obligated to pay, perform or otherwise discharge any liability or obligation of Sellers, direct or indirect, known or unknown, absolute or contingent, not expressly assumed by Buyer pursuant to Section 2.5 (all such liabilities and obligations not being assumed being herein called the “Excluded Liabilities”).  Without limiting the generality of the foregoing, all of the following shall be Excluded Liabilities for purposes of this Agreement:

(a)                                  any liabilities or obligations in respect of any Excluded Assets;

(b)                                 all accounts payable arising from the Business (including without limitation those arising under Contracts) which accrue or arise prior to the Closing Date and which remain unpaid on the Closing Date, except insofar as they pertain to services rendered or goods delivered to Buyer on or after the Closing Date and any obligation for such services or goods shall be treated as Assumed Liabilities and discharged by Buyer.

(c)                                  claims of Creditors;

(d)                                 severance and other claims of Sellers’ employees against the Sellers;

(e)                                  any and all federal or state regulatory charges or assessments in respect of operations of Sellers prior to the Closing Date, including but not limited to all universal service fund charges, federal excise taxes, FCC charges for network access, local number portability charges, telecommunications relay service charges, local communications taxes, state gross receipts taxes, state utility privilege taxes and 911 fees; and

(f)                                    all taxes payable or that become payable by Sellers arising from the conduct of the Business prior to the Closing Date.  All sales taxes and universal service charges collected by Buyer attributable to a sale that occurred prior to the Closing Date shall be remitted to the appropriate taxing authority or universal service administrative company for credit to Sellers’ account; and

(g)                                 any liabilities or obligations of Sellers arising prior to the Closing Date, except as expressly assumed by Buyer in writing.

2.7                                 Non-Transferred Assets.  Notwithstanding the foregoing provisions of Article II, the parties agree that, to the extent that as of the Closing certain of the Purchased Assets cannot be transferred to Buyer pending Buyer obtaining the requisite telecommunications regulatory authorizations from State regulatory agencies and/or consent of State regulatory agencies to the transfer of such Purchased Assets, Sellers shall retain title to such assets (the “Non-Transferred Assets”) and any Assumed Liabilities related to such assets, pending receipt of such authorizations and consents upon the terms set forth in the Management Agreement.  Upon receipt from time to time of any such necessary consents, such Non-Transferred Assets as are subject to such consents shall be transferred to Buyer and Buyer will assume all related Assumed Liabilities; and within five (5) Business Days of Buyer’s written request, Sellers will deliver a bill of sale and such other instruments of transfer or conveyance as Buyer may reasonably request or as may be otherwise necessary to evidence and effect the sale, assignment, transfer, conveyance and delivery of all of Sellers’ right, title and interest in such Non-Transferred Assets, and the requirements of Article IV below shall have been deemed to be satisfied as if such Non-Transferred Assets and related Assumed Liabilities had been transferred to and assumed by Buyer at the Closing.

2.8                                 Prorations at Closing.  All items of income, expense, charges, fees and costs covered by this Agreement shall, to the extent earned, incurred or accrued for a period that starts before and ends after the Closing Date, be pro-rated as of the Closing Date with Sellers receiving or responsible for the pro-rated amount for the period before the Closing Date and Purchaser receiving or responsible for the pro-rated amount from and after the Closing Date.  Such pro-rated amounts shall be determined at Closing or, if not possible to calculate at that time because of insufficient information, promptly after such information is available.  To the extent that either party requests a post-closing reconciliation of pro-rations at Closing, such reconciliation will be made within 45 days after Closing.

ARTICLE III
DEPOSIT; PURCHASE PRICE; PURCHASE PRICE ADJUSTMENTS

3.1                                 Deposit, Purchase Price and Related Matters.

(a)                                  Immediately upon the approval of the Bidding Procedures Order, Buyer shall pay to Seller $1,000,000 in good and immediately available funds as an earnest money deposit (the “Deposit”).  The Deposit will be deposited into a segregated interest bearing money market account at LaSalle Bank, N.A. (the “Bank”).  The interest on the Deposit shall accrue to and for the benefit of Buyer.  The Sellers will be entitled to retain the Deposit and the interest accrued thereon upon the Closing.  Sellers will hold the Deposit and the interest accrued thereon in accordance with the terms of this Agreement.

(b)                                 In consideration for the sale and transfer of the Purchased Assets, Buyer shall at the Closing assume the Assumed Liabilities as provided in Section 2.5 and shall pay to the Sellers in cash in immediately available funds $13,000,000 (Thirteen Million Dollars) (the “Purchase Price”) less the Deposit and all interest accrued thereon.

(c)                                  If Sellers pay in advance charges that are Assumed Liabilities of the Buyer (including prepayments made by Debtors under Section 366 Orders relating to such Assumed Liabilities), Buyer will reimburse Sellers for these amounts.  Such reimbursement will be made on the Closing Date.  Sellers shall not pay such advances unless contractually required to do so or required to do so pursuant to order of the Bankruptcy Court.  Sellers will notify Buyer of any such payments before they are paid, other than those monthly prepayments made in accordance with the Section 366 Orders.  To the extent that either party requests a post-closing reconciliation of reimbursements not ascertainable at Closing, such reconciliation will be made within 45 days after Closing.

(d)                           If Sellers collect in advance amounts that are related to services to be provided by the Buyer on or after the Closing Date, Buyer may deduct such amounts from the

Purchase Price.  Sellers will reimburse Buyer for these amounts to the extent not deducted from the Purchase Price.  Such reimbursement will be made on the Closing Date.  Sellers will provide weekly reports of collections up through Closing Date.  To the extent that either party requests a post-closing reconciliation of reimbursements not ascertainable at Closing, such reconciliation will be made within 45 days after Closing.

3.2                                 Purchase Price Adjustments.

(a)                                  If as of the Closing Date there is, a Monthly MRC Shortfall in respect of any Carrier Contract assigned to Buyer, then the Purchase Price shall be reduced by an amount equal to the aggregate of the Contract MRC Shortfalls in respect of each Carrier Contract.  By way of example, if there is a Monthly MRC Shortfall of $100,000 in respect of a Carrier Contract and the term of the minimum revenue commitment terminates four months and two weeks after the Closing Date, then the Purchase Price will be reduced by $450,000 (if there is no Monthly MRC Shortfall with respect to any other Carrier Contract).  The Purchase Price reduction shall accrue on a daily basis.  Sellers shall provide to Buyer all relevant financial and other information in order for it to accurately calculate any Purchase Price reduction pursuant to this Section 3.2 (a).

(b)                                 (i)  As of January 14, 2005, the Aggregate Monthly Circuits Cost for the circuits listed in Schedule 1.1 was $2,605,811.51.  If, prior to the Closing Date, the Aggregate Monthly Circuits Cost for such circuits is not reduced to $2,435,183 or less, the Purchase Price shall be reduced by 48 times the amount by which the Aggregate Monthly Circuits Cost for such circuits exceeds $2,435,183,

(ii)                                  If cost reductions are achieved on the circuits listed on Schedule 1.1 but such cost reductions are eliminated prior to Closing due to customer churn (excluding Dedicated Entrance Facilities (“DEFs”)), such cost reductions that are eliminated as a result of customer churn (excluding DEFs) shall be not be included as a cost reduction in the calculation set forth in Section 3.2(b)(i).  However, the margin achieved by the installation of new circuits prior to the Closing shall be included as a cost reduction in the calculation set forth in Section 3.2(b)(i).

(iii)                               For purposes of calculating whether the cost reductions required in Section 3.2(b)(i) are achieved, any circuit (and the cost of that circuit) that is provided under a Carrier Contract that has been designated as an Excluded Asset pursuant to Section 2.4 hereof shall be included in such calculation, or, if reprovisioned, compared against the reprovisioned circuit for purposes of such calculation.

(iv)                              Buyer and Sellers shall work together, in accordance with the Sellers’ revenue assurance process currently in place, to determine the adjustment to the Purchase Price (if any) under this Section 3.2(b) prior to the hearing on the Sale Approval Order.

(c)                            If any Non-Transferred Assets are not transferred to Buyer within 180 days after the Closing Date (or such longer period as Buyer consents to in writing), then Sellers shall reimburse Buyer the amount set forth opposite such Non-Transferred Asset on Schedule 3.2(c)

hereof; provided that the aggregate amount to be so reimbursed shall not exceed fifteen percent (15%) of the Purchase Price.

ARTICLE IV
CLOSING

4.1                                 Closing Date.  The Closing shall be consummated at the offices of Duane Morris, LLP, 227 West Monroe Street, Chicago, Illinois, no later than five (5) Business Days after all conditions set forth in Article IX have been satisfied or waived (other than those conditions with respect to actions of the parties to be taken at the Closing itself, but subject to the satisfaction or waiver of such conditions), provided the Sale Approval Order has not been stayed, modified or reversed.  Notwithstanding the foregoing, the parties may elect to close at such other time, date and place as they may mutually agree.

4.2                                 Assumption of Liabilities.  Subject to fulfillment or waiver of the conditions set forth in Article IX, at Closing, Buyer shall assume the Assumed Liabilities by instrument of assumption in a form agreed to by Buyer and Sellers and consistent with the provisions of this Agreement, or, in the alternative, by order of the Bankruptcy Court.  In connection with Buyer’s assumption of the Assumed Liabilities, Buyer shall furnish such adequate assurance of future performance as the Bankruptcy Court shall have ordered, or as to which the non-debtor party to the Contract or Real Property Lease shall have otherwise agreed.

4.3                                 Closing Deliveries.

(a)                                  Buyer’s Deliveries.

(i)                                     the Purchase Price (less the Deposit and the interest accrued thereon);

(ii)                                  an executed instrument of assumption in accordance with Section 4.2;

(iii)                               a certificate of good standing for Buyer issued as of a recent date by the Delaware Secretary of State;

(iv)                        a certificate of the Secretary of Buyer or competent officer, dated the Closing Date, in form and substance reasonably satisfactory to Sellers, as to the resolutions of the Board of Directors of Buyer authorizing the execution and performance of this Agreement and the contemplated transactions;

(v)                           such other documents as may reasonably be required to effectuate the transactions contemplated herein; and

(vi)                        the executed Services Agreement.

(b)                                 Sellers’ Deliveries.

(i)                                     an Instrument of Assignment and Bill of Sale duly executed by Sellers conveying the Purchased Assets, other than the Non-Transferred Assets, to Buyer and in a form agreed to by Buyer and Sellers consistent with the provisions of this Agreement;

(ii)                            the legal opinion from Sellers’ telecommunications counsel contemplated by Section 9.1(c);

(iii)                         the Management Agreement;

(iv)                              such other bills of sale, assignments and other instruments of transfer or conveyance as Buyer may reasonably request or as may be otherwise necessary to evidence and effect the sale, assignment, transfer, conveyance and delivery of all of Sellers’ right, title and interest in the Purchased Assets, other than the Non-Transferred Assets, to Buyer; and

(v)                                 the executed Services Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLERS

As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, Sellers represent and warrant to Buyer and agree as follows:

5.1                                 Organization of Sellers.  Each Seller is a Debtor-in-Possession in the Chapter 11 Case.

5.2                                 Authority of Sellers.  Subject to entry of the Sale Approval Order, and provided such order is not stayed, modified, vacated or reversed, each Seller has full corporate power and authority to execute, deliver and perform this Agreement.

5.3                                 Title to Assets; Sufficiency of Assets.  Subject to the entry of the Sale Approval Order, and provided such order has not been stayed, modified, vacated or reversed, upon the Closing Buyer shall own the Purchased Assets, free and clear of all Encumbrances.  The Purchased Assets (including without limitation the computer software) are sufficient to conduct the Business substantially as presently conducted.

5.4                                 Contracts  To the best of Sellers’ knowledge, complete and correct copies of each of the Contracts and Real Property Leases on Schedule 2.1(b) and Schedule 2.1(c)(i) and (ii) (including all schedules, exhibits, annexes, amendments, and modifications relating thereto) have heretofore been delivered to Buyer by Sellers.  Upon the Closing, such Contracts and Real Property Leases shall be in full force and effect.

5.5                                 No Finder.  Neither Sellers nor any Person acting on their behalf have paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement other than Daniels & Associates, L.P.  Sellers shall indemnify and hold Buyer harmless from any claim against Buyer from

Daniels & Associates, L.P or anyone claiming by, through or under Seller arising from this transaction, which indemnification obligation shall survive Closing.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Sellers to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Sellers and agrees as follows:

6.1                                 Organization of Buyer.  Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, is authorized to transact business in Illinois and has full corporate power and authority to utilize its assets and to carry on its business as now conducted.

6.2                                 Authority of Buyer; Noncontravention  Buyer has full power and authority to execute, deliver and perform this Agreement.  The execution, delivery and performance of this Agreement by Buyer have been duly authorized and approved by Buyer’s board of directors and do not require any further authorization or consent of Buyer.  This Agreement has been duly executed and delivered by Buyer and is the legal, valid and binding agreement of Buyer enforceable in accordance with its terms, and upon execution and delivery by Buyer will be a legal, valid and binding obligation of Buyer enforceable in accordance with its terms and does not violate the terms of any contract, agreement, rule, law or regulation by which Buyer is bound.

6.3                                 No Finder.  Neither Buyer nor any person acting on its behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement other than Acquest International L.P.  Buyer shall indemnify Sellers and hold them harmless from any claim against Sellers by Acquest International or L.P. or anyone claiming by, through or under Buyer arising from this transaction, which indemnification obligation shall survive Closing.

6.4                                 Sufficiency of Funds.  Buyer has unencumbered cash on hand or credit arrangements with financially responsible third parties, or a combination thereof, in an aggregate amount sufficient to enable it to pay the Purchase Price and all other amounts payable by it in connection with this Agreement and the transactions contemplated hereby.

6.5                                 Regulatory Authorizations.  Buyer either (a) has all necessary authorizations from Government Bodies to provide international, domestic interstate, and intrastate telecommunications services in each jurisdiction in which any Seller currently offers such services, or (b) knows of no reason why it cannot obtain all such authorizations from Government Bodies in the ordinary course of business and is not subject to any order from any Government Body disqualifying it from holding such authorization.

6.6                                 Solvency.  Buyer is solvent and will not be left insolvent or with an unreasonably small capital as a result of this transaction.

6.7                                 Buyer’s Investigation.  As of Closing, Buyer will have conducted due diligence investigation of Sellers to its satisfaction.

ARTICLE VII
ACTION PRIOR TO THE CLOSING DATE

The respective parties hereto covenant and agree to take the following actions between the date hereof and the Closing Date.

7.1                                 Access to the Business.  Sellers shall afford to the officers, employees and authorized representatives of Buyer (including, without limitation, independent public accountants and attorneys) reasonable access during normal business hours to the offices, properties, employees and business and financial records of the Sellers to the extent Buyer shall reasonably deem necessary or desirable and shall furnish to Buyer or its authorized representatives such additional information concerning the Purchased Assets, the Business and the operations of Sellers as shall be reasonably requested, including all such information as shall be necessary to enable Buyer or its representatives to verify the accuracy of the representations and warranties contained in this Agreement, to verify that the covenants of Sellers contained in this Agreement have been complied with, and to determine whether the conditions set forth in Article IX have been satisfied.  Buyer agrees that such investigation shall be conducted in such a manner as not to interfere unreasonably with the operations of Sellers.  No investigation made by Buyer or its representatives hereunder shall affect the representations and warranties of Sellers hereunder.  Buyer expressly acknowledges that any information it receives pursuant to this Section 7.1 is subject to the confidentiality provisions set forth in Section 11.2.

7.2                                 Preserve Accuracy of Representations and Warranties.  Each of the parties hereto shall refrain from taking any action that would render any representation or warranty contained in Article V or VI of this Agreement inaccurate as of the Closing Date.

7.3                                 Operations Prior to the Closing Date.  Between the Effective Date and the Closing, Sellers will cause the Business to be operated in the ordinary course of business, and shall not take any action inconsistent with the transactions contemplated hereby and will not permit any material transaction outside the ordinary course of business in respect of the Business without the express written approval of Buyer (which shall not be unreasonably withheld) or unless so ordered by the Bankruptcy Court after notice to Buyer.  Without limiting the generality of the foregoing, Sellers shall not, without the express written approval of Buyer, which shall not be unreasonably withheld, or authorization by order of the Bankruptcy Court:

(a)                                  Except as set forth on Schedule 2.1(e), fail to maintain or renew all copyright, trademark and patent applications or fail to maintain any registered copyrights, trademarks or patents;

(b)                                 fail to maintain in good working order any Equipment, unless it has a de minimis impact upon the Business;

(c)                                  fail to maintain all insurance covering loss or destruction of the Purchased Assets or conduct of the Business currently in effect;

(d)                                 fail to maintain all material relationships with lessors, licensors, suppliers, customers, and employees of the Business;

(e)                                  fail to preserve the strict confidence of all trade secrets related to the Business, subject to the Seller’s ability to disclose information to other prospective bidders in accordance with the terms of the standard  non-disclosure agreement furnished to prospective bidders;

(f)                                    enter into any contract, agreement, undertaking or commitment affecting the Business outside of the ordinary course of business;

(g)                                 sell, lease (as lessor), transfer or otherwise dispose of (including any transfers from a Seller to any of its Affiliates), or mortgage or pledge, or impose or suffer to be imposed any Encumbrance on, any of the Purchased Assets;

(h)                                 unless to Sellers’ benefit, amend, modify, extend, renew or terminate any Contract or Real Property Lease or terminate, waive or amend any right under any of the Contracts or Real Property Leases; or

(i)                                     enter into any business or arrangement or otherwise take any action that would reasonably be expected to have a material adverse impact on the ability of the Buyer to obtain any material consents of governmental entities necessary in connection with the Business;

(j)                                     intentionally fail to notify Buyer in writing of the commencement of any material litigation against any Seller or the Business;

(k)                                  intentionally fail to notify Buyer in writing of the proposed entry into any Contract or Real Estate Lease and the intention to reject any Contract or Real Estate Lease (other than Seller’s Lease at 200 Paul Street in San Francisco); or

(l)                                     fail to comply with all Requirements of Law applicable to the Purchased Assets, and promptly after receipt thereof, give Sellers copies of any notice received from any Governmental Body or other Person alleging any violation of or liability under any such Requirements of Law.

To the extent that there is any ambiguity as to whether a contract, agreement, undertaking or commitment affects the Business or the Purchased Assets or is outside of the ordinary course of business, Sellers shall consult with Buyer in good faith prior to entering into such contract, agreement, undertaking or commitment.  For purposes of clarity, nothing in this Section 7.3 shall be construed to in any way limit Sellers’ ability to auction the Purchased Assets to the highest bidder at the Auction.

7.4                                 Notification by Sellers of Certain Matters.  During the period prior to the Closing Date, Sellers will promptly advise Buyer in writing of (a) any notice, objection or other communication from any third Person alleging that the consent of such third Person is or may be required in connection with the transactions contemplated by this Agreement, and (b) any material default under any Contract or Real Property Lease or event which, with notice or lapse of time or both, would become such a default on or prior to the Closing Date and of which Sellers have Knowledge, and (c) any Material Adverse Change.

7.5                                 Notice of Sale.  Sellers shall serve the following parties with the Bidding Procedures Order and notice of the Auction and the hearing with respect to the Sale Approval Order:  (a) counsel to the Official Committee of Unsecured Creditors appointed in the Chapter 11 Case, (b) the Internal Revenue Service, (c) the Securities and Exchange Commission, (d) the Office of the United States Trustee, (e) the taxing authorities of each state where Purchased Assets are located, (f) Buyer and its counsel, (g) all persons who are known to possess or assert a lien against or a security interest in, or claim ownership of, any of the Purchased Assets; (h) all parties who are listed as parties to any of the Contracts and the Real Property Leases; and (i) all parties who have filed an appearance or request for notice in the Chapter 11 Case.  Sellers shall serve the following parties with notice of the Auction and the hearing with respect to the Sale Approval Order:  (a) all known creditors of Sellers; (b) all known shareholders of Sellers as of March 1, 2005; and (c) all current employees of Sellers and employees of Sellers as of August 4, 2004.

7.6                                 Bankruptcy Court Approvals.  Within five (5) business days after Buyer’s execution hereof, Sellers shall file and serve a motion pursuant to Sections 105, 363, and 365 of the Bankruptcy Code, as applicable, in form and substance reasonably satisfactory to Buyer (the “Motion”) and shall use all reasonable efforts and act in good faith to:

(a)                                  Upon notice complying with all applicable rules and orders of Court, seek entry of an order in form and substance satisfactory to Buyer (the “Bidding Procedures Order”), among other things (i) approving the payment of a break-up fee of Three Hundred Ninety Thousand Dollars ($390,000) (the “Break-Up Fee”) (which amount shall be deemed inclusive of Buyer’s expenses), as administrative priority claims under Bankruptcy Code Sections 503(b) and 507(a), payable upon closing with another higher bidder; (ii) approving the procedures for the sale of the Purchased Assets, including the requirement of an initial overbid amount of Four Hundred Forty Thousand Dollars ($440,000) over the Purchase Price for bidders other than the Buyer (the “Initial Overbid Amount Requirement”), and an incremental bid of Fifty Thousand Dollars ($50,000) (the “Incremental Bid Amount”); (iii) setting dates for the auction sale of the Purchased Assets no earlier than April 20, 2005 and no later than June 10, 2005 (the “Auction”), and, subject to the Court’s schedule, the hearing on the sale of the Purchased Assets no later than June 27, 2005; (iv) setting a bar date for Cure amounts, which bar date shall be prior to the Auction; and (v) providing that for any Person other than Buyer to be considered a qualifying bidder (a “Qualifying Bidder”), such Person shall, no later than three business days prior to the Auction, provide Seller with (i) sufficient evidence (in the form of cash on hand, an irrevocable letter of credit, an unconditional commitment letter or like evidence) of its financial ability to consummate a closing of the transactions contemplated hereby and such Person’s bid shall (A) at a minimum, meet the Initial Overbid Amount Requirement, and (B) provide, as determined by the Sellers in consultation with its advisors and with counsel for the Official Committee of Unsecured Creditors, as good as or better terms as contained in this Agreement (including without limitation no financing contingency or purchase price adjustments other than those set forth in Section 3.2 hereof), and (ii) be accompanied by a good faith deposit of One Million Dollars ($1,000,000);

(b)                                 Seek entry of the sale approval order in form and substance satisfactory to Buyer (the “Sale Approval Order”), which, among other things, authorizes the Sellers pursuant to (without limitation) Sections 363(b), 363(f) and 365(b) of the Bankruptcy Code to enter into and perform this Agreement and contains findings of fact and conclusions of law including (without limitation) those to the following effect:  (i) that the Bankruptcy Court has core jurisdiction to enter the Sale Approval Order; (ii) that due and proper notice of the motion for entry of the Sale Approval Order was given to all parties entitled thereto; (iii) that the transactions contemplated by this Agreement are supported by the Sellers’ sound business judgment; (iv) that the transactions contemplated by this Agreement are in the best interests of the Sellers and their bankruptcy estates; (v) that the consideration to be received by Sellers under this Agreement is fair and reasonable; (vi) that predicates exist under one or more applicable subsections of Section 363(f) of the Bankruptcy Code to authorize a sale to Buyer of the Purchased Assets free and clear of interests of all parties in the Purchased Assets; (vii) that the Contracts and the Real Property Leases are executory contracts and unexpired leases; (viii) that the Purchased Assets are sold free and clear of all Encumbrances; (ix) that no third party consents are needed for closing other than consents from Governmental Bodies; (x) that Sellers are relieved of any future performance obligation under assigned Contracts and Real Property Leases pursuant to Section 365(k) of the Bankruptcy Code; (xi) that the Buyer is a good-faith purchaser entitled to the protections of Section 363(m); (xii) authorizing the assumption and assignment of the Contracts and Real Property Leases; (xiii) liquidating each default to be Cured as a prerequisite to assumption or setting such default for hearing; (xiv) (a) directing that each liquidated default be cured within ten days after Closing by payment or provision for payment of a liquidated sum, tender of which shall constitute a complete satisfaction of all claims arising from defaults (both monetary and non-monetary), or (b) provision for segregating such sum to cure those defaults, following their liquidation as the Court may deem necessary to constitute adequate assurance of prompt cure of defaults; (xv) authorizing the parties to close; (xvi) over-ruling all objections to entry of the Sale Approval Order; (xvii) reserving jurisdiction to construe and enforce the Sale Approval Order; (xviii) providing that Buyer is not a successor in interest to Sellers or the business of Sellers with respect to all parties having notice of the sale; (xix) providing that Buyer shall not be liable for any pre- or post-petition debts of the Sellers other than the Assumed Liabilities; (xx) containing such other findings and provisions as may be reasonably requested by Buyer; and (xxi) to the extent possible after exerting the best efforts of each of the parties, that the provisions of Bankruptcy Rules 6004(g) and 6006(d) shall not apply to the Sale Approval Order.

7.7                                 Limitation of Duties.  If the Bankruptcy Court shall have failed to enter the Bidding Procedures Order by April 29, 2005, or shall have failed to enter the Sale Approval Order by June 24, 2005, Sellers may, as a matter of right, without liability or penalty, withdraw the Motion referenced in Section 7.6, above, and Buyer may, as a matter of right, terminate this Agreement without liability or penalty and obtain the prompt return of the Deposit and all interest accrued thereon.  Other than the obligation to return the Deposit, and except as set forth in Section 10.3(e), Sellers shall have no liability or obligation to Buyer under this Agreement or otherwise should the Court decline to enter the Bidding Procedures Order or Sale Approval Order.  If the Court shall deny any motion for entry of such orders, Sellers shall not be obligated to amend such motion, move for its reconsideration or pursue an appeal, although Sellers may, in their sole discretion, do so.  Sellers have the absolute right to advocate Court approval of any competing offer made at or after Auction which Sellers consider to be higher or better, and shall have no liability whatsoever (other than payment of the Break-Up Fee and return of the Deposit to Buyer in accordance with Section 10.3 hereof) arising from advocating such competing offer, or arising from the acceptance of such competing offer.  Should the Court enter the Order contemplated in Section 7.6(a) above, but containing a lesser break-up fee, initial overbid amount requirement and/or a lesser incremental bid amount, or should the Court not approve Section 10.3(e), Buyer and Sellers shall still be bound by all other obligations under this Agreement.

7.8                                 Hearings Schedule.  Sellers shall seek to obtain hearings on the Motions promptly, and, in the case of the Bidding Procedures Order, no later than thirty (30) days after the Effective Date and shall take all reasonably necessary actions in connection therewith.

7.9                                 Allocation of Purchase Price.  To the extent required by law, the Buyer and Sellers agree to allocate the Purchase Price (including, for purposes of this Section 7.9, any other consideration paid to Sellers) among the Purchased Assets in accordance with Schedule 7.9 (the “Allocation Schedule”).  Sellers’ agreement to an allocation shall be subject to Bankruptcy Court approval if the allocation schedules are prepared subsequent to the Sale Approval Order.  Buyer and Sellers each agree to file all federal, state, local and foreign forms and Tax Returns, in accordance with the Allocation Schedule.  Buyer and Sellers each agree to provide the other promptly with any other information required to complete such forms and Tax Returns.  Buyer shall provide Schedule 7.9 to Sellers at least five days prior to the Closing Date.

7.10                           Regulatory Approvals.  Subject to the terms and conditions of this Agreement, each of the parties hereto shall use its best efforts to apply to all applicable Governmental Bodies for any approval required for the consummation of the transactions contemplated by this Agreement, shall prosecute such applications in good faith and with due diligence before the Governmental Bodies, and in connection therewith shall take such action or actions as may be necessary or reasonably required in connection with the applications, including furnishing to the Governmental Bodies any documents, materials, or other information requested by them in order to obtain the required approvals as expeditiously as practicable.  In addition, to the extent practicable, the parties hereto shall use their best efforts to (i) promptly notify each other of any communication to that party from any Governmental Body with respect to the applications described in this paragraph, (ii) permit a representative of the other party reasonably acceptable to the first party to attend and participate in meetings (telephonic or otherwise) with any Governmental Body, and (iii) permit the other party to review in advance, as reasonable, any proposed written communication to a Governmental Body.  No party hereto shall knowingly take, or fail to take, any action if the intent or reasonably anticipated consequence of such action or failure to act is, or would be, to cause any Governmental Body not to grant approval of any application or materially to delay such approval, to the material detriment of the other party.  However, Buyer shall be solely responsible for obtaining authorization to offer telecommunications services in any jurisdiction in which it does not currently hold such authorization.  Sellers shall provide Buyer with such assistance in obtaining such authorizations as Buyer shall reasonably request.  Buyer shall also file all reports, and cause to be delivered all notices to Sellers’ telecommunications service customers required by 47 C.F.R. § 64.1120(e) and comparable State regulations.

7.11                           Additional Matters.  Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulation to consummate and make effective the transactions contemplated by this Agreement, including using all commercially reasonable efforts to obtain all necessary waivers, consents, and approvals required under this Agreement.

7.12                           Minimum Revenue Commitments.  Sellers shall use their best efforts to negotiate significant reductions in minimum revenue commitments under Carrier Contracts.

ARTICLE VIII
AGREEMENTS REGARDING EMPLOYEES AND
OPERATION OF NON-TRANSFERRED ASSETS

8.1                                 Employees.  Buyer shall offer employment, commencing on the Closing Date, on an “at-will” basis to each of the employees identified on Schedule 8.1 hereto (which Buyer shall provide to Sellers at least five days prior to the Auction) upon substantially the same base salary and other benefits  (excluding equity and post-retirement benefits) received by such employees as of the date hereof as set forth on Schedule 8.1.  Employment must be offered, if at all, within two weeks of Closing, but after that, not within six months of Closing unless the employee waives any claim for severance against Sellers or disgorges and repays to Sellers any severance received from Sellers.  Employment may be conditioned on employees waiving any claim against Buyer for severance benefits from Sellers if such employees are subsequently terminated by Buyers.  Employees who accept Buyer’s offer of employment with Buyer are referred to herein as “Transferred Employees.”  Sellers shall cooperate with Buyer in connection with the transfer of the Transferred Employees to Buyer.

8.2                                 Post-Closing Operation of Non-Transferred Assets.  Subsequent to Closing, Buyer shall operate the Non-Transferred Assets pursuant to a management agreement in substantially the form attached hereto as Exhibit B (the “Management Agreement”) until the Non-Transferred Assets are transferred to Buyer.

8.3                                 Use of Sellers’ Names.  Subsequent to Closing, except as required for conduct of the Chapter 11 Case or any successor Chapter 7 case, all Sellers shall promptly eliminate Universal Access from their names, shall agree not to use such names, and shall change their names to names approved by Buyer.

8.4                                 Circuits of Subsidiaries.  Sellers shall cause Universal Access UK Limited to convey to Buyer at Closing for no additional consideration the circuit owned and operated by it.

ARTICLE IX
CONDITIONS PRECEDENT TO CLOSING

9.1                                 Conditions Precedent to the Obligations of Buyer.  The obligations of Buyer under this Agreement shall, at the option of Buyer, be subject to the satisfaction, on or prior to the Closing Date, of the following conditions (each of which shall be deemed waived by consummation of the transaction at Closing):

(a)                                  No Misrepresentation or Breach of Covenants and Warranties.  There shall have been no material breach by Sellers in the performance of any of their covenants and agreements herein; each of the representations and warranties of Sellers contained or referred to herein shall be true and correct in all material respects on the Closing Date as though made on the Closing Date.

(b)                                 Necessary Governmental and Third Party Approvals.  The parties shall have received all approvals and actions of or by all Governmental Bodies which are necessary to consummate the transactions contemplated hereby, which are required to be obtained prior to the Closing by applicable Requirements of Laws, but exclusive of State regulatory approvals that relate solely to Non-Transferred Assets.

(c)                                  Legal Opinion from Sellers’ Telecommunications Counsel.  Buyer shall have received a legal opinion from Sellers’ telecommunications counsel in the form set forth in Exhibit C.

(d)                                 Payment or Provision for Payment of Cure Amounts by Sellers.  Sellers shall have paid all cure amounts or have made adequate provision to assure the prompt cure of defaults, such as may be ordered by the Bankruptcy Court under Section 365(b) of the Bankruptcy Code (“Cure Amounts”), in order for Sellers to assume and assign to Buyer all Contracts and Real Property Leases.  Should a dispute exist between the Sellers and the contracting party as to the appropriate Cure Amount, Sellers shall segregate sufficient funds or take such other action as the Court may order to provide prompt assurance of payment of Cure Amounts, and such dispute, if not consensually resolved, shall be set for hearing by the Bankruptcy Court.

(e)                                  Chapter 11 Case in Effect.  The Chapter 11 Case shall not have been dismissed or converted into a case under Chapter 7 of the Bankruptcy Code and Sellers, Buyer or any other Person shall not have filed a motion or other pleadings seeking the dismissal of the Chapter 11 Case under Section 1112 of the Bankruptcy Code or otherwise.

(f)                                    Sale Approval Order in Effect.  The Sale Approval Order shall have been entered and not subject to any stay, modification, reversal or vacation.

(g)                                 Due Authorization.  Subject to entry of the Sale Approval Order, the execution and delivery of this Agreement and all other agreements and instruments contemplated hereby or related hereto to be executed and delivered by Sellers, and the consummation of the transactions contemplated hereby and thereby, will have been duly and validly authorized and approved by all necessary corporate action.  Subject to entry of the Sale Approval Order, this Agreement will have been duly executed and delivered by Sellers.

(h)                                 Financial Statements.  Seller will have delivered or made available to Buyer all copies of its (i) post-petition monthly reports comparing actual results to Key Employee Retirement Program projections  and (ii) post-petition monthly operating reports that Sellers’ have filed with the Bankruptcy Court.  Each such monthly operating report will have been substantially complete, accurate and truthful.

(i)                                     Intellectual Property.  Schedule 2.1(e) hereof contained an accurate and complete list of all Intellectual Property owned by Sellers as of Closing, including without limitation, all computer software included in the Purchased Assets and necessary to operate the Business.  Except as provided in Schedule 2.1(e), any developer or independent contractor employed or contracted to develop computer software for Sellers will have assigned to Sellers his/her rights to any Intellectual Property so developed for Sellers.  There will be no pending, or to Sellers’ knowledge, threatened claims or litigation of any nature materially affecting or relating to the Intellectual Property, other than the Chapter 11 Case.  Schedule 2.1(e) hereof will list all written notices or written claims then pending or received by any Seller that assert infringement of any domestic or foreign letters patent, patent applications, patent licenses, software licenses and know-how licenses, trade names, trademark registrations and applications, service marks, copyrights, copyright registrations or applications, trade secrets, technical knowledge, know-how or other confidential propriety information.  There will be, to the best of Sellers’ actual Knowledge, no reasonable basis upon which any claim may be asserted against any Seller for material infringement or misappropriation of any of the foregoing.  To the Sellers’ Knowledge, no person will be in material default or violation of any Contract pursuant to which any Seller licenses Intellectual Property.

(j)                                     Absence of a Material Adverse Change.  Since December 31, 2004, there will have been no Material Adverse Change.  Sellers will provide Buyer, at least three days prior to the Closing Date, with such financial statements (which shall be substantially complete, accurate and truthful) and other information as Buyer may reasonably request in order to enable Buyer to determine whether there has been a Material Adverse Change, including without limitation monthly operating reports for all calendar months after January 2005 through the calendar month ended immediately prior to the Closing Date.

(k)                                  Subsidiaries.  Except as disclosed on Schedule 9.1(k) hereto, Sellers will have no subsidiaries and each of the subsidiaries listed on Schedule 9.1(k) hereto will have no assets, will not be conducting business and will otherwise be inactive (except for administering their respective Chapter 11 estates, and except for any actions necessary to carry out this Agreement).

(l)                                     Employees.  Schedule 9.1(l) hereto will contain a correct and complete list of the names, titles and current annual compensation rates of all employees of Sellers.  There will be no collective bargaining or other agreements between any Seller and any union or other employee organizations relating to employees of Sellers whether such agreements are with Sellers or with any independent contractor or management company providing employees to Sellers.

(m)                               Telecommunications Regulatory Matters.

(i)                                     Each Seller will have been duly licensed and/or registered as a provider of regulated telecommunications services and be in good standing to so provide such regulated telecommunications services in each of the jurisdictions set forth in Schedule 9.1(m)(i) hereto, in which jurisdictions the nature of the business to be conducted by Buyer after the Closing Date makes such licensing or registration of Buyer necessary.

(ii)                                  Schedule 9.1(m)(ii) hereto sets forth a list of all filings and regulatory approvals required to be obtained under the Telecommunications Laws to enable Buyer to purchase the Purchased Assets and consummate the transaction contemplated by this Agreement, other than such filings and regulatory approvals that pertain solely to Buyer’s authorization to operate the Purchased Assets after the Closing Date (i.e., applications for certificates of public convenience and necessity or similar authorizations).

(iii)                               The FCC will have granted is consent to the acquisition by Buyer of the lines, customer accounts, and other assets of Sellers used to provide both domestic interstate and international telecommunications services, without the imposition of conditions outside the ordinary course.  Such consent shall constitute all necessary consents, approvals, and authorizations required under the Federal Telecommunications Laws for the transfer of such assets to Buyer.

(iv)                              All necessary consents, approvals, and authorizations required under the State Telecommunications Laws for the transfer to Buyer of the customer accounts and other assets of Sellers used in providing intrastate telecommunications services will have been obtained, except for approvals relating solely to Non-Transferred Assets.

(v)                                 There shall be no action, order, claim, suit proceeding, litigation, review notice or, to Sellers’ Knowledge, investigation or inquiry, pending before the FCC or any State Regulatory Commission, relating to or affecting Sellers or any of their respective properties or assets or any officer or director or shareholder of Sellers, other than proceedings relating solely to the transfer of the Non-Transferred Assets.

(n)                                 The Management Agreement shall have been entered into and any necessary Bankruptcy Court approvals obtained to do so.

(o)                                 Sellers shall have obtained as a finding of fact by the Bankruptcy Court in connection with the assumption by the Sellers of the assumed and assigned Contracts that no minimum revenue commitments other than those set forth in Schedule 9.1(o) exist or have been asserted.

(p)                                 Sellers’ subsidiaries, which are not debtors in the Chapter 11 Case, shall have conveyed all of their assets, including without limitation circuits, trademarks and websites, to Buyer.

(q)                                 Sellers shall have made all required deliveries under Section 4.3(b) hereof.

Unless expressly covenanted, warranted or represented elsewhere in this Agreement, the conditions stated in this Section 9.1 are not covenants, warranties or representations.

9.2                                 Conditions Precedent to the Obligations of Sellers.  The obligations of Sellers under this Agreement shall, at the option of Sellers, be subject to the satisfaction, on or prior to the Closing Date, of the following conditions (each of which shall be deemed waived by consummation of the transaction at Closing):

(a)                                  No Misrepresentation or Breach of Covenants and Warranties.  There shall have been no material breach by Buyer in the performance of any of its covenants and agreements herein; each of the representations and warranties of Buyer contained or referred to herein shall be true and correct in all material respects on the Closing Date as though made on the Closing Date.

(b)                                 Sale Order In Effect.  The Sale Approval Order shall have been entered and not subject to any stay, modification, reversal or vacation.

(c)                                  Regulatory Licenses.  Buyer shall hold authorization to offer telecommunications services, if required, in each jurisdiction in which Sellers provide such services; or, in those States in which Non-Transferred Assets are located, Buyer shall know of no reason why it cannot obtain all such authorizations from State Regulatory Commissions in the ordinary course of business.

(d)                                 Buyers shall have made all required deliveries under Section 4.3(a) hereof.

Unless expressly covenanted, warranted or represented elsewhere in this Agreement, the conditions stated in this Section 9.2 are not covenants, warranties or representations.

ARTICLE X
TERMINATION

10.1                           Termination.  Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing Date:

(a)                                  by the mutual consent of Buyer and Sellers;

(b)                                 by the Buyer if the Bidding Procedures Order has not been obtained within thirty (30) days of the date of the Effective Date;

(c)                                  by the Buyer or Sellers if, pursuant to the Auction or other subsequent sale, another party has obtained the rights to acquire some or all of the Purchased Assets;

(d)                                 by Buyer if the Closing shall not have occurred on or before 75 days after entry of the Sale Approval Order (or such later date as may be mutually agreed to by Buyer and Sellers) unless the failure of the Closing to occur is as a result of a breach by Buyer;

(e)                                  by Sellers if the Closing shall not have occurred on or before 75 days after entry of the Sale Approval Order (or such later date as may be mutually agreed to by Buyer and Sellers) unless the failure of the Closing to occur is as a result of a breach by Sellers;

(f)                                    by Buyer in the event of any material breach by Sellers of any of Sellers’ agreements, representations or warranties contained herein and the failure of Sellers to cure such breach within seven days after receipt of notice from Buyer requesting such breach to be cured;

(g)                                 by Sellers in the event of any material breach by Buyer of any of Buyer’s agreements, representations or warranties contained herein (including Buyer’s failure to pay the Deposit pursuant to Section 3.1(a) hereof) and the failure of Buyer to cure such breach within seven days after receipt of notice from Sellers requesting such breach to be cured;

(h)                                 by Buyer if a Material Adverse Change occurs; or

(i)                                     by Sellers if the Bankruptcy Court determines that approval of the Agreement is not in the best interests of Sellers’ estates for a reason other than ordering the sale of the Purchased Assets to a party other than Buyer.

10.2                           Notice of Termination.  Any party desiring to terminate this Agreement pursuant to Section 10.1 shall give notice of such termination to the other party to this Agreement.

10.3                           Effect of Termination.

(a)                                  Except as otherwise set forth in this Section 10.3, in the event that this Agreement shall be terminated pursuant to this Article X, all further obligations of the parties under this Agreement (other than Sections 11.2 and 11.9) shall be terminated without further liability of any party to the other.

(b)                                 Notwithstanding Section 10.3(a), (i) in the event of a termination pursuant to Section 10.1(f), Buyer shall be entitled to seek specific performance or damages of not more than $1.0 million as its sole and exclusive remedies against Sellers in all respects for any claim against Sellers arising under this Agreement or otherwise, and (ii) in the event of a termination pursuant to Section 10.1(g), Sellers shall be entitled to retain the Deposit as liquidated damages as their sole and exclusive remedy against Buyer in all respects for any claim against Buyer arising under this Agreement or otherwise.

(c)                                  Notwithstanding Section 10.3(a), from and after the entry of the Bidding Procedures Order, if this Agreement is terminated pursuant to Section 10.1(c), then Sellers shall pay to Buyer the Break-Up Fee in full and complete satisfaction of all Sellers’ obligations hereunder (except for the repayment of the Deposit).  The payment of the Break-Up Fee shall be made by wire transfer of immediately available funds promptly (but in any event within two (2) business days) following closing of the sale of the Purchased Assets to a Qualifying Bidder whose bid is approved by the Bankruptcy Court.

(d)                                 In the event of a termination pursuant to this Article X (other than pursuant to Section 10.1(g), Sellers shall promptly return to Buyer the Deposit (together with interest thereon).

(e)                                  In the event of a termination pursuant to Section 10.1(i), Buyer shall be entitled to the Break-Up Fee.  The payment of the Break-Up Fee shall be made by wire transfer of immediately payable funds promptly (but in any event within two (2) business days) following the Bankruptcy Court’s entry of an order determining that approval of this Agreement is not in the best interests of Sellers’ estates for a reason other than ordering the sale of the Purchased Assets to a party other than Buyer.

ARTICLE XI
GENERAL PROVISIONS

11.1                           Non-Survival of Representations and Warranties.  All representations and warranties herein shall terminate on the Closing Date, unless otherwise explicitly provided herein.

11.2                           Confidential Nature of Information.  The following paragraph is subject to any disclosure requirements under the Bankruptcy Code or imposed by the Bankruptcy Court:

Buyer and Sellers each agree that it will treat in confidence all documents, materials and other information which it shall have obtained regarding the other party during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents, and, in the event the transactions contemplated hereby shall not be consummated, at the request of the disclosing party, will return to the other party all copies of nonpublic documents and materials which have been furnished in connection therewith.  Such non-public documents, materials and information shall not be communicated to any third Person (other than to Buyer’s and Seller’s counsel, accountants or financial advisors, in each case subject to the recipient’s agreement to keep the same confidential).  No other party shall use any confidential information in any manner whatsoever except solely for the purpose of evaluating the proposed purchase and sale of the Purchased Assets; provided, however, that after the Closing, Buyer may use or disclose any confidential information included in the Purchased Assets or otherwise reasonably related to the Purchased Assets and the Business.  The obligation of each party to treat such documents, materials and other information in confidence shall not apply to any information which (i) is or becomes available to such party from a source other than the disclosing party, (ii) is or becomes available to the public other than as a result of disclosure by such party or its agents or (iii) is required to be disclosed under applicable law or judicial process, but only to the extent it must be disclosed.  Notwithstanding clause (iii) of the preceding sentence, in the event that any party is required to disclose any confidential information by applicable law, judicial process or rule of any national securities exchange, it is agreed that the party subject to such requirement will provide the other party with prompt notice of such requirement and such party may seek an appropriate protective order if it so desires.

11.3                           Notices.  Any notices, demands, requests, consents, approvals, reports or other communications required or permitted by this Agreement must be (i) in writing and is deemed given when (a) delivered personally to the recipient, (b) sent by confirmed facsimile before 5:00 p.m. Central Time on a business day with a copy of such facsimile sent to the recipient by reputable overnight courier service (charges prepaid) on the same day, (c) five (5) days after deposit in the U.S. mail, mailed by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after being sent to the recipient by reputable overnight courier service (charges prepaid); and (ii) addressed to the other party at the address set forth below, or at such other address as either party may designate from time to time in writing in accordance with this Section.

If to Buyer, to:

Steve Dyde, Esq.
Head of Legal
Vanco UK Limited
John Busch House
277 London Road
Isleworth TW 75AX
United Kingdom
Facsimile: (011) 44-0208-636-1988

With a copy to:

Salomon R. Sassoon, Esq.
Joseph T. Moldovan, Esq.
Morrison Cohen LLP
909 Third Avenue
New York, NY 10022
Facsimile: 212-735-8708

If to Seller, to:

Universal Access, Inc.
200 S. Wacker Drive
Suite 1200
Chicago, IL 60606
Attention: Randall Lay, Chief Executive Officer
Facsimile: 312-660-1290

With a copy to:

Richard Monto, Esq.
Chief Legal Officer
200 S. Wacker Drive
Suite 1200
Chicago, IL 60606
Facsimile: 312-660-1290

And a copy to:

John Collen, Esq.
Rosanne Ciambrone, Esq.
Duane Morris LLP
227 W. Monroe St.
Chicago, IL 60606
Facsimile: 312-499-6701

11.4                           Successors and Assigns.  The rights and obligations of the parties under this Agreement shall not be assignable by any such party hereto without the written consent of the other parties, or order of the Bankruptcy Court, except that Buyer may assign this Agreement to an Affiliate after Buyer has paid the Deposit to Seller.

(a)                                  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.  The successors and permitted assigns hereunder shall include without limitation, in the case of Buyer, any permitted assignee as well as the successors in interest to such permitted assignee (whether by merger, liquidation (including successive mergers or liquidations) or otherwise).

(b)                                 Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties and successors and assigns permitted by this Section 11.4 any right, remedy or claim under or by reason of this Agreement.

11.5                           Access to Records after Closing.  For a period of six years after the Closing Date, Sellers and their representatives shall have reasonable access to all of the books and records of the Purchased Assets transferred to Buyer hereunder to the extent that such access may reasonably be required by Sellers in connection with matters relating to or affected by the operations of the Business on or prior to the Closing Date.  Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours.  Sellers shall be solely responsible for any costs or expenses incurred by them pursuant to this Section 11.5.  If Buyer shall desire to dispose of any of such books and records prior to the expiration of such six-year period, Buyer shall, prior to such disposition, give Sellers a reasonable opportunity, at Sellers’ expense, to segregate and remove such books and records as Sellers may select.  In the event Sellers seek and receive approval from the Bankruptcy Court to abandon or destroy books and records, Sellers shall advise Buyer of said order and Buyer shall be relieved of its obligations under this Section 11.5 and may, in its sole discretion, destroy any and all books and records of the Purchased Assets.

11.6                           Entire Agreement; Amendments.  This Agreement and the Exhibits and Schedules referred to herein and the documents delivered pursuant hereto contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all prior agreements, understandings or letters of intent between or among any of the parties hereto (including without limitation that certain Letter of Intent Sheet dated February 11, 2005 and that certain Confidentiality and Non-Disclosure Agreement by and between Seller and an affiliate of Buyer dated as of January 7, 2005).  This Agreement shall not be amended, modified or supplemented except by a written instrument signed by each of Buyer and Sellers, or by order of the Bankruptcy Court.

11.7                           Interpretation.  Article titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.  The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.  No party shall benefit from any rule construing this Agreement against that party as drafter, and it is acknowledged that the document is jointly drafted.

11.8                           Waivers.  Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof.  Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party.  The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision, provided, however, any waiver by Sellers prior to the hearing on the motion seeking entry of the Sale Approval Order must be promptly disclosed in writing to the Bankruptcy Court and to counsel for the Official Committee of Unsecured Creditors in the Chapter 11 Case and any waiver by Sellers after the hearing on the motion seeking entry of the Sale Approval Order must be approved in writing by said Committee.  No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

11.9                           Expenses.  Each party hereto will pay all costs and expenses incident to its negotiation and preparation of this Agreement and to its performance and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel and accountants.

11.10                     Partial Invalidity.  Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

11.11                     Execution in Counterparts; Facsimile Delivery.  This Agreement may be delivered via facsimile and may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to each of Sellers and Buyer.

11.12                     Further Assurances.  On and after the Closing Date (i) Sellers shall deliver to Buyer such other bills of sale, deeds, endorsements, assignments and other good and sufficient instruments of conveyance and transfer, in form reasonably satisfactory to Buyer and its counsel, as Buyer may reasonably request or as may be otherwise reasonably necessary to vest in Buyer all the right, title and interest of Sellers in, to or under any or all of the Purchased Assets, and (ii)

Sellers shall take all steps as may be reasonably necessary to put Buyer in actual possession and control of all the Purchased Assets and to obtain the full benefit thereof.

11.13                     Governing Law; Forum.  This Agreement shall be governed by and construed in accordance with the laws (excluding the conflicts of law provisions) of the State of Illinois.  Until the Chapter 11 Case is closed or dismissed or unless a confirmed plan of reorganization provides otherwise, all disputes arising under this Agreement shall be litigated in the Bankruptcy Court.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

VANCO DIRECT USA, LLC

By:
Name:
Its:

UNIVERSAL ACCESS GLOBAL HOLDINGS INC., DEBTOR-IN-POSSESSION

By:
Name:
Its:

UNIVERSAL ACCESS, INC., DEBTOR-IN-POSSESSION

By:
Name:
Its:

UNIVERSAL ACCESS OF VIRGINIA, INC., DEBTOR-IN-POSSESSION

By:
Name:
Its:

TRI-QUAD ENTERPRISES, INC., DEBTOR-IN-POSSESSION

By:
Name:
Its:

UNIVERSAL ACCESS COMMUNICATIONS INC., DEBTOR-IN-POSSESSION

By:
Name:
Its:

LIST OF EXHIBITS AND SCHEDULES

Exhibits:

Exhibit A                                               Services Agreement

Exhibit B                                                 Management Agreement

Exhibit C                                                 Legal Opinion of Sellers’ Telecommunications Counsel

Schedules:

Schedule 1.1	Aggregate Monthly Circuits Cost

Schedule 2.1(a)	Personal Property

Schedule 2.1(b)	Real Property Leases

Schedules 2.1(c)(i) and (ii)	Contracts

Schedule 2.1(d)	Deposits

Schedule 2.1(e)	Intellectual Property

Schedule 2.2(d)	Excluded Assets

Schedule 2.4	Margin Value of Circuits

Schedule 3.2(c)	Non-Transferred Assets

Schedule 7.9	Allocation

Schedule 8.1	Transferred Employees

Schedule 9.1(k)	Subsidiaries

Schedule 9.1(l)	Employees

Schedule 9.1(m)(i)	Jurisdictions in Which Licensed

Schedule 9.1(m)(ii)	Regulatory Consents

Schedule 9.1(o)	Minimum Revenue Commitments